Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software’s CDC Factory Solution To Be Implemented at

Lakeside Foods, a Privately Held Private Label Food Processor

CDC Factory to Help Lakeside Foods Become One of the Lowest Cost Producers in the

Competitive Private Label Sector.

SHANGHAI, ATLANTA – June 07, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today that Lakeside Foods, a manufacturer of private label canned and frozen produce, is scheduled to initially implement CDC Factory at its distribution center in Manitowoc, Wis., with plans to potentially expand it to its other plants, as part of its strategy to mitigate rising raw material costs and attain lowest cost producer status.

Headquartered in Manitowoc, Wis., Lakeside Foods has 15 plants and distribution centers in Wisconsin, Minnesota and Ohio. Founded in 1887, it is a privately held, leading international private label food processor that produces a diverse line of nutritional food products. Although they are known for their canned and frozen vegetables including canned dry beans (kidney, black, pork & beans, etc.), Lakeside’s expertise extends to shelf stable meals, canned meats, organic products, health beverage supplements, non-dairy frozen dessert toppings, salsa and other sauces.

As price conscious shoppers spur private label growth, Lakeside Foods faces the challenges of increasing production volume while trying to control escalating raw material costs such as steel in a bid to remain the lowest cost producers. As a result, Lakeside chose CDC Factory to help unlock hidden capacity and improve changeover times, mechanical downtime and quality control. In order to achieve this step change in performance, the Lakeside team recognized the need to move from their current manual paper-based systems to a more real-time environment where workplace personnel could become more accountable for their own performance. This relies on having real-time plant-floor intelligence available to them to drive immediate action.

A benchmark study, completed by consultants of CDC Factory and the project team at Lakeside Foods have targeted a 10 percent efficiency uplift within a year at one single facility site alone.

“We expect CDC Factory’s pre-packaged functionality and implementation framework will help us start driving productivity improvements within six weeks” says Bruce Jacobson, vice president, Operations at Lakeside Foods. “It is essential that our workers become empowered with real-time intelligence to achieve the cost reductions required to remain one of the lowest cost producers in this competitive post recessionary climate.”

“We are delighted this leading multi-plant, private label food manufacturer is scheduled to implement CDC Factory,” said Mark Sutcliffe, president of CDC Factory product line, CDC Software. “CDC Factory helps lower production costs, improve margins and deliver rapid performance improvements throughout a plant which helps manufacturers remain price competitive during this price-sensitive post recessionary economic environment.”

By using CDC Factory, Lakeside Foods is expected to drive improvements in labor utilization and increase Overall Equipment Effectiveness (OEE) and throughput as well as improve quality control and traceability. CDC Factory manages production and quality operations in real time recording the results of all activities in terms of rate, yield, utilization, and unit cost. This information is presented instantaneously in a relevant and easy to understand format to factory workers which enables them to make timely adjustments and measure immediate improvements on the plant floor. This also stimulates accountability and provides production managers with detailed performance statistics and root causes of efficiencies for their end-of-shift meetings. CDC Factory also provides senior managers and executives with transparent visibility into production performance on any line throughout their operations.

About Lakeside Foods

Lakeside Foods, founded in 1887, is a privately held, leading international private label food processor. With Corporate headquarters in Manitowoc, WI, fifteen plants and distribution centers in Wisconsin, Minnesota and Ohio. Lakeside produces a diverse line of nutritional food products. Known for canned and frozen vegetables, Lakeside’s expertise extends to shelf stable meals, canned meats, organic products, health beverage supplements, non-dairy frozen dessert toppings, salsa and other sauces.

About CDC Factory

CDC Factory is a packaged manufacturing operations management system that transforms manufacturing performance by empowering people to make real-time actionable decisions. By standardizing the best practices of lean manufacturing, OEE (Overall Equipment Effectiveness) and continuous improvement, CDC Factory provides a real-time framework that integrates scheduling, operations, quality and maintenance. Specifically designed for food and beverage, pharmaceutical packaging and consumer packaged goods manufacturers, CDC Factory enables real-time decision making to support a demand-driven strategy at all levels in the organization, from factory floor operators to executive management. Leading manufacturers are using CDC Factory to reduce operating costs and waste, unlock hidden capacity, improve customer service and employee satisfaction, while minimizing risk by assuring regulatory compliance. For more information, visit: www.cdcfactory.com

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to our beliefs regarding our solutions’ ability to help our customers expand business, increase capacity, reduce costs, engage worksforces, increase line efficiencies, improve labor utilization, reduce changeover times, address variability and minor stops, standardize metrics and data, our beliefs regarding CDC Factory’s ability to provide real-time workforce empowerment and real-time visibility into operating metrics, our beliefs regarding our customers’ plans, strategies and timelines, our beliefs regarding the suitability of CDC Factory for any particular business or customer, our ability to manage change within an organization and incorporate best practices, our beliefs regarding the adoption of CDC Factory by food manufacturers and the reasons therefore, our ability to continue to grow in the future and focus on the global food manufacturing industry, the ability of CDC Factory to address the needs of process manufacturers such as the ability improve efficiencies, improve production, yields, feedback, visibility and accountability into plant floor, metrics, operations and customer order fill rates, the ability of our products to provide key functionality, allow better decision making, drive cost savings and provide competitive advantages, reduce downtime due to inefficiency, improve changeover time, portion control and accountability, increase output, throughput and accuracy of root-cause analyses, realize additional cost savings, operating margins and competitive advantages, the ease and timing of deploying our solutions, the ability to realize upfront value using our products and other statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of market; the continued ability of CDC Factory solutions to address process manufacturer’s business requirements; demand for and market acceptance of new and existing manufacturing operations management solutions; and development of new functionalities which would allow companies to compete more effectively. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2008 on Form 20-F filed on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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